Filed pursuant to Rule 433
Dated June 7, 2013

Relating to
Pricing Supplement No. 880  dated June 7, 2013 to
Registration Statement No. 333-178081
Global Medium-Term Notes, Series F

CAD239,000,000 Floating Rate Senior Notes Due 2014

Floating Rate Senior Notes Due 2014
Issuer:	Morgan Stanley
Principal Amount:	CAD239,000,000
Maturity Date:	December 12, 2014
Trade Date:	June 7, 2013
Original Issue Date (Settlement):	June 13, 2013 (T+4)
Interest Accrual Date:	June 13, 2013
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.125%
All-in Price:	99.875%
Net Proceeds to Issuer:	CAD238,701,250
Base Rate:	3-month CDOR – Reuters “CDOR” Screen
Spread (plus or minus):	Plus 0.78%
Index Maturity:	Three months
Index Currency:	Canadian dollar (“CAD”)
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each March 12th, June 12th, September 12th and December 12th, commencing September 12, 2013
Day Count Convention:	Actual/365
Initial Interest Rate:	Base Rate plus 0.78% (to be determined by the Calculation Agent at 10:00 a.m. Toronto time on the Settlement Date)
Initial Interest Reset Date:	September 12, 2013
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Specified Currency:	Canadian dollar (“CAD”)
Minimum Denomination:	CAD100,000 and integral multiples of CAD1,000
Business Days:	Toronto and New York
Listing:	None
Sub-Paying Agent:	BNY Trust Company of Canada
Clearance and Settlement:	CDS Clearing and Depository Services Inc.
Issuer Ratings:	Baa1 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. LLC (“MS&Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011